UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TRIANGLE PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

89600B102
(CUSIP Number)

March 12, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]         Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
CamCap Resources Offshore Master Fund, L.P.
CamCap Resources Partners, LLC
CamCap Energy Offshore Master Fund, L.P.
CamCap Energy Partners, LLC
Cambrian Capital L.P.
Cambrian Capital, LLC
Ernst von Metzsch
Roland von Metzsch

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4
Citizenship or Place of Organization.
CamCap Resources Offshore Master Fund, L.P. – Cayman Islands
CamCap Resources Partners, LLC – Delaware
CamCap Energy Offshore Master Fund, L.P. – Cayman Islands
CamCap Energy Partners, LLC – Delaware
Cambrian Capital L.P. – Massachusetts
Cambrian Capital, LLC – Massachusetts
Ernst von Metzsch – United States
Roland von Metzsch – United States

Number of Shares Beneficially Owned by Each Reporting Person With
5    Sole Voting Power
CamCap Resources Offshore Master Fund, L.P. – 0 shares
CamCap Resources Partners, LLC – 0 shares
CamCap Energy Offshore Master Fund, L.P. – 0 shares
CamCap Energy Partners, LLC – 0 shares
Cambrian Capital L.P. – 0 shares
Cambrian Capital, LLC – 0 shares
Ernst von Metzsch – 0 shares
Roland von Metzsch – 0 shares

6    Shared Voting Power
CamCap Resources Offshore Master Fund, L.P. – 7,272,727 shares
CamCap Resources Partners, LLC – 7,272,727 shares
CamCap Energy Offshore Master Fund, L.P. – 12,121,212 shares
CamCap Energy Partners, LLC – 12,121,212 shares
Cambrian Capital L.P. – 19,393,939 shares
Cambrian Capital, LLC – 19,393,939 shares
Ernst von Metzsch – 19,393,939 shares
Roland von Metzsch – 19,393,939 shares

7    Sole Dispositive Power
CamCap Resources Offshore Master Fund, L.P. – 0 shares
CamCap Resources Partners, LLC – 0 shares
CamCap Energy Offshore Master Fund, L.P. – 0 shares
CamCap Energy Partners, LLC – 0 shares
Cambrian Capital L.P. – 0 shares
Cambrian Capital, LLC – 0 shares
Ernst von Metzsch – 0 shares
Roland von Metzsch – 0 shares

8    Shared Dispositive Power
CamCap Resources Offshore Master Fund, L.P. – 7,272,727 shares
CamCap Resources Partners, LLC – 7,272,727 shares
CamCap Energy Offshore Master Fund, L.P. – 12,121,212 shares
CamCap Energy Partners, LLC – 12,121,212 shares
Cambrian Capital L.P. – 19,393,939 shares
Cambrian Capital, LLC – 19,393,939 shares
Ernst von Metzsch – 19,393,939 shares
Roland von Metzsch – 19,393,939 shares

9
Aggregate Amount Beneficially Owned by Each Reporting Person
CamCap Resources Offshore Master Fund, L.P. – 7,272,727 shares
CamCap Resources Partners, LLC – 7,272,727 shares
CamCap Energy Offshore Master Fund, L.P. – 12,121,212 shares
CamCap Energy Partners, LLC – 12,121,212 shares
Cambrian Capital L.P. – 19,393,939 shares
Cambrian Capital, LLC – 19,393,939 shares
Ernst von Metzsch – 19,393,939 shares
Roland von Metzsch – 19,393,939 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11
Percent of Class Represented by Amount in Row (9)
CamCap Resources Offshore Master Fund, L.P. – 7.4%
CamCap Resources Partners, LLC – 7.4%
CamCap Energy Offshore Master Fund, L.P. – 12.4%
CamCap Energy Partners, LLC – 12.4%
Cambrian Capital L.P. – 19.8%
Cambrian Capital, LLC – 19.8%
Ernst von Metzsch – 19.8%
Roland von Metzsch – 19.8%

12
Type of Reporting Person (See Instructions)
CamCap Resources Offshore Master Fund, L.P. – OO (Limited Partnership)
CamCap Resources Partners, LLC – OO (Limited Liability Company)
CamCap Energy Offshore Master Fund, L.P. – OO (Limited Partnership)
CamCap Energy Partners, LLC – OO (Limited Liability Company)
Cambrian Capital L.P. – IA, OO (Limited Partnership)
Cambrian Capital, LLC – OO (Limited Liability Company)
Ernst von Metzsch – IN
Roland von Metzsch – IN

Item 1.

(a)	Name of Issuer
Triangle Petroleum Corporation
(b)	Address of Issuer’s Principal Executive Offices
Suite 1250, 521 - 3 Avenue SW, Calgary, Alberta, Canada T2P 3T3

Item 2.

(a)	Name of Person Filing

CamCap Resources Offshore Master Fund, L.P.
CamCap Resources Partners, LLC
CamCap Energy Offshore Master Fund, L.P.
CamCap Energy Partners, LLC
Cambrian Capital L.P.
Cambrian Capital, LLC
Ernst von Metzsch
Roland von Metzsch

(b)	Address of Principal Business Office or, if none, Residence

CamCap Resources Offshore Master Fund, L.P.
CamCap Resources Partners, LLC
CamCap Energy Offshore Master Fund, L.P.
CamCap Energy Partners, LLC
Cambrian Capital L.P.
Cambrian Capital, LLC
Ernst von Metzsch
Roland von Metzsch
c/o Cambrian Capital L.P.
45 Coolidge Point
Manchester, MA 01944

(c)	Citizenship

CamCap Resources Offshore Master Fund, L.P. – Cayman Islands
CamCap Resources Partners, LLC – Delaware
CamCap Energy Offshore Master Fund, L.P. – Cayman Islands
CamCap Energy Partners, LLC – Delaware
Cambrian Capital L.P. – Massachusetts
Cambrian Capital, LLC – Massachusetts
Ernst von Metzsch – United States
Roland von Metzsch – United States

(d)	Title of Class of Securities
Common Stock, $0.00001 par value per share

(e)	CUSIP Number
89600B102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

CamCap Resources Offshore Master Fund, L.P. – 7,272,727 shares
CamCap Resources Partners, LLC – 7,272,727 shares
CamCap Energy Offshore Master Fund, L.P. – 12,121,212 shares
CamCap Energy Partners, LLC – 12,121,212 shares
Cambrian Capital L.P. – 19,393,939 shares
Cambrian Capital, LLC – 19,393,939 shares
Ernst von Metzsch – 19,393,939 shares
Roland von Metzsch – 19,393,939 shares

(b)	Percent of Class

CamCap Resources Offshore Master Fund, L.P. – 7.4%
CamCap Resources Partners, LLC – 7.4%
CamCap Energy Offshore Master Fund, L.P. – 12.4%
CamCap Energy Partners, LLC – 12.4%
Cambrian Capital L.P. – 19.8%
Cambrian Capital, LLC – 19.8%
Ernst von Metzsch – 19.8%
Roland von Metzsch – 19.8%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

CamCap Resources Offshore Master Fund, L.P. – 0 shares
CamCap Resources Partners, LLC – 0 shares
CamCap Energy Offshore Master Fund, L.P. – 0 shares
CamCap Energy Partners, LLC – 0 shares
Cambrian Capital L.P. – 0 shares
Cambrian Capital, LLC – 0 shares
Ernst von Metzsch – 0 shares
Roland von Metzsch – 0 shares

	(ii)	shared power to vote or to direct the vote

CamCap Resources Offshore Master Fund, L.P. – 7,272,727 shares
CamCap Resources Partners, LLC – 7,272,727 shares
CamCap Energy Offshore Master Fund, L.P. – 12,121,212 shares
CamCap Energy Partners, LLC – 12,121,212 shares
Cambrian Capital L.P. – 19,393,939 shares
Cambrian Capital, LLC – 19,393,939 shares
Ernst von Metzsch – 19,393,939 shares
Roland von Metzsch – 19,393,939 shares

	(iii)	sole power to dispose or to direct the disposition of

CamCap Resources Offshore Master Fund, L.P. – 0 shares
CamCap Resources Partners, LLC – 0 shares
CamCap Energy Offshore Master Fund, L.P. – 0 shares
CamCap Energy Partners, LLC – 0 shares
Cambrian Capital L.P. – 0 shares
Cambrian Capital, LLC – 0 shares
Ernst von Metzsch – 0 shares
Roland von Metzsch – 0 shares

	(iv)	shared power to dispose or to direct the disposition of

CamCap Resources Offshore Master Fund, L.P. – 7,272,727 shares
CamCap Resources Partners, LLC – 7,272,727 shares
CamCap Energy Offshore Master Fund, L.P. – 12,121,212 shares
CamCap Energy Partners, LLC – 12,121,212 shares
Cambrian Capital L.P. – 19,393,939 shares
Cambrian Capital, LLC – 19,393,939 shares
Ernst von Metzsch – 19,393,939 shares
Roland von Metzsch – 19,393,939 shares

** Shares reported herein for CamCap Resources Offshore Master Fund, L.P. (the “Resources Master Fund”) represent shares beneficially owned by the Resources Master Fund.  Shares reported herein for CamCap Resources Partners, LLC (“CCRP”) represent shares beneficially owned by the Resources Master Fund, for which CCRP serves as general partner.  Shares reported herein for CamCap Energy Offshore Master Fund, L.P. (the “Energy Master Fund”) represent shares beneficially owned by the Energy Master Fund.  Shares reported herein for CamCap Energy Partners, LLC (“CCEP”) represent shares beneficially owned by the Energy Master Fund, for which CCEP serves as general partner.  Cambrian Capital, L.P. (“CCLP”) serves as the investment manager to the Energy Master Fund and the Resources Master Fund, and shares reported herein for CCLP represent the above-referenced shares beneficially owned by the Energy Master Fund and the Resources Master Fund.  Cambrian Capital, LLC (“CCLLC”) is the general partner of CCLP.  Ernst von Metzsch and Roland von Metzsch are the managers of each of CCLLC, CCEP and CCRP, and in such capacities may be deemed to have voting and investment control over the shares reported herein for such entities.  Each of the Reporting Persons disclaims beneficial ownership of all shares except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 22, 2010

CAMCAP RESOURCES OFFSHORE MASTER FUND, L.P. By: Cambrian Capital, L.P., Its Investment Manager By: /s/ Karen Durante Karen Durante Chief Financial Officer

CAMCAP RESOURCES PARTNERS, LLC By: /s/ Roland von Metzsch Roland von Metzsch Manager

CAMCAP ENERGY OFFSHORE MASTER FUND, L.P. By: Cambrian Capital, L.P., Its Investment Manager By: /s/ Karen Durante Karen Durante Chief Financial Officer

CAMCAP ENERGY PARTNERS, LLC By: /s/ Roland von Metzsch Roland von Metzsch Manager

CAMBRIAN CAPITAL, L.P. By: /s/ Karen Durante Karen Durante Chief Financial Officer

CAMBRIAN CAPITAL, LLC By: /s/ Roland von Metzsch Roland von Metzsch Manager

ERNST VON METZSCH /s/ Ernst von Metzsch

ROLAND VON METZSCH /s/ Roland von Metzsch

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 22, 2010, is by and among CamCap Resources Offshore Master Fund, L.P., CamCap Resources Partners, LLC, CamCap Energy Offshore Master Fund, L.P., CamCap Energy Partners, LLC, Cambrian Capital, L.P., Cambrian Capital, LLC, Ernst von Metzsch, an individual, and Roland von Metzsch, an individual (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Common Stock, $0.00001 par value per share, of Triangle Petroleum Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

CAMCAP RESOURCES OFFSHORE MASTER FUND, L.P. By: Cambrian Capital, L.P., Its Investment Manager By: /s/ Karen Durante Karen Durante Chief Financial Officer

CAMCAP RESOURCES PARTNERS, LLC By: /s/ Roland von Metzsch Roland von Metzsch Manager

CAMCAP ENERGY OFFSHORE MASTER FUND, L.P. By: Cambrian Capital, L.P., Its Investment Manager By: /s/ Karen Durante Karen Durante Chief Financial Officer

CAMCAP ENERGY PARTNERS, LLC By: /s/ Roland von Metzsch Roland von Metzsch Manager

CAMBRIAN CAPITAL, L.P. By: /s/ Karen Durante Karen Durante Chief Financial Officer

CAMBRIAN CAPITAL, LLC By: /s/ Roland von Metzsch Roland von Metzsch Manager

ERNST VON METZSCH /s/ Ernst von Metzsch

ROLAND VON METZSCH /s/ Roland von Metzsch